Exhibit 5.1

July 10, 2001

SESI, L.L.C.

1105 Peters Road

Harvey, Louisiana 70058

            Re:    Registration Statement on Form S-4

                     $200,000,000 aggregate principal amount of

                     8 7/8% Senior Notes due May 15, 2011

Gentlemen:

            We have acted as your counsel in connection with the preparation of the registration statement on Form S-4 (the "Registration Statement") filed by SESI, L.L.C. a Delaware limited liability company (the "Company"), with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended, on the date hereof with respect to the Company's offer to exchange (the "Exchange Offer") up to $200 million aggregate principal amount of the Company's registered 8 7/8% Senior Notes due May 15, 2011 (the "Exchange Notes") for a like principal amount of the Company's unregistered Senior Notes due May 15, 2011 (the "Outstanding Notes"). The Exchange Notes will be offered under an Indenture, as amended, dated as of May 2, 2001, among the Company, Superior Energy Services, Inc. (the "Parent"), the Subsidiary Guarantors named therein and The Bank of New York, as trustee (the "Indenture").

            In so acting, we have examined originals, or photostatic or certified copies, of the Indenture, the form of the Exchange Notes and such records of the Company and Parent, certificates of the Parent acting in its capacity as the sole member of the Company and of public officials, and such other documents as we have deemed relevant. In such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies and the authenticity of the originals of such documents.

            Based upon the foregoing, and subject to the qualifications stated herein, we are of the opinion that:

            When the Exchange Notes issuable upon consummation of the Exchange Offer have been (i) duly executed by the Company and authenticated by the trustee therefor in accordance with the terms of the Indenture and (ii) duly issued and delivered against the receipt of Outstanding Notes surrendered in exchange therefor, and if a court of appropriate jurisdiction were to hold that the Exchange Notes were governed by and to be construed under the laws of the State of Louisiana notwithstanding the choice in the Exchange Notes and the Indenture of New York as the governing law, the Exchange Notes will constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws and court decisions relating to or affecting the enforcement of creditors' rights generally and except as enforcement thereof is subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law).

            The foregoing opinion is limited in all respects to the laws of the State of Louisiana and federal laws. We are members of the Bar of the State of Louisiana and have neither been admitted to nor purport to be experts on the laws of any other jurisdiction.

            We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to us in the prospectus included therein under the caption "Legal Matters." In giving this consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the general rules and regulations of the Commission promulgated thereunder.

Very truly yours, /s/ Jones, Walker, Waechter, Poitevent, Carrere & Denegre, L.L.P.
JONES, WALKER, WAECHTER,
POITEVENT, CARRÈRE &
DENÈGRE, L.L.P.